SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  for the fiscal year ended December 31, 1994

                                      OR

         [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the transition period from        to

                        Commission File number: 0-20473

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               FORT HOWARD CORPORATION PROFIT SHARING RETIREMENT PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Fort Howard Corporation
                              1919 South Broadway
                           Green Bay, Wisconsin 54304
























            FORT HOWARD CORPORATION PROFIT SHARING RETIREMENT PLAN

           INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                  Page
                                                                  ----
REPORT OF INDEPENDENT ACCOUNTANTS                                   3

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND 1993 AND
  FOR THE YEARS THEN ENDED:
Statements of Net Assets Available for Plan Benefits                4
Statements of Changes in Net Assets Available for Plan Benefits     6
Notes to Financial Statements                                       8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1994 AND FOR
  THE YEAR THEN ENDED:
Schedule of Assets Held for Investment Purposes                    13
Schedule of Reportable Transactions                                14

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee
of Fort Howard Corporation
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Fort Howard Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1994 and 1993, and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                       ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin,
May 11, 1995.

                           FORT HOWARD CORPORATION
                           -----------------------

                        PROFIT SHARING RETIREMENT PLAN
                        ------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1994
                            -----------------------

                                           BIF          STIF          Total
                                      ------------   ----------   ------------
ASSETS:

Contributions receivable:
  From Fort Howard Corporation         $ 11,643,297  $   856,703  $ 12,500,000
  From participants                       1,105,076       86,195     1,191,271
                                       ------------  -----------  ------------
     Total contributions receivable      12,748,373      942,898    13,691,271

Accrued interest and dividends                  878           34           912

Investments, at market value:
  Investment in Master Trust (Note 4)   493,720,362   20,201,907   513,922,269
  Investment in temporary fund                  850           33           883
                                       ------------  -----------  ------------
     Total investments                  493,721,212   20,201,940   513,923,152
                                       ------------  -----------  ------------
     Total assets                       506,470,463   21,144,872   527,615,335

LIABILITIES:

  Administrative expenses payable           135,327        4,038       139,365
                                       ------------  -----------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS $506,335,136  $21,140,834  $527,475,970
                                       ============  ===========  ============



  The accompanying notes are an integral part of these financial statements.

                            FORT HOWARD CORPORATION
                            -----------------------

                        PROFIT SHARING RETIREMENT PLAN
                        ------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                            AS OF DECEMBER 31, 1993
                            -----------------------


                                           BIF          STIF          Total
                                      ------------   ----------   ------------
ASSETS:

Contributions receivable:
  From Fort Howard Corporation         $ 11,612,450  $   887,550  $ 12,500,000
  From participants                       1,060,597       88,114     1,148,711
                                       ------------  -----------  ------------
     Total contributions receivable      12,673,047      975,664    13,648,711

Investments, at market value:
  Investment in Master Trust (Note 4)   482,025,957   19,222,135   501,248,092
  Investment in temporary fund                1,051           43         1,094
                                       ------------  -----------  ------------
     Total investments                  482,027,008   19,222,178   501,249,186
                                       ------------  -----------  ------------
     Total assets                       494,700,055   20,197,842   514,897,897

LIABILITIES:

  Administrative expenses payable           126,667        3,803       130,470
                                       ------------  -----------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS $494,573,388  $20,194,039  $514,767,427
                                       ============  ===========  ============



  The accompanying notes are an integral part of these financial statements.

                           FORT HOWARD CORPORATION
                           -----------------------

                        PROFIT SHARING RETIREMENT PLAN
                        ------------------------------


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------



                                           BIF          STIF          Total
                                      ------------   ----------   ------------
ADDITIONS:
  Contributions:
    Fort Howard Corporation           $ 11,643,297   $   856,703  $ 12,500,000
    Participants                        12,287,472       947,831    13,235,303
                                      ------------   -----------  ------------
                                        23,930,769     1,804,534    25,735,303
  Net income from investments:
    Interest and dividend income            28,798         1,128        29,926
    Net income allocation from
      Master Trust                       1,868,075       808,753     2,676,828
                                      ------------   -----------  ------------
                                         1,896,873       809,881     2,706,754

     Total additions                    25,827,642     2,614,415    28,442,057

DEDUCTIONS:
  Distributions to participants         12,899,690     2,313,465    15,213,155
  Administrative expenses                  507,578        12,781       520,359
  Transfers between BIF and STIF           658,626      (658,626)           --
                                      ------------   -----------  ------------
                                        14,065,894     1,667,620    15,733,514

      Net additions                     11,761,748       946,795    12,708,543

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                    494,573,388    20,194,039   514,767,427
                                      ------------   -----------  ------------
  End of year                         $506,335,136   $21,140,834  $527,475,970
                                      ============   ===========  ============



  The accompanying notes are an integral part of these financial statements.

                            FORT HOWARD CORPORATION
                            -----------------------


                        PROFIT SHARING RETIREMENT PLAN
                        ------------------------------


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1993
                     ------------------------------------



                                           BIF          STIF          Total
                                      ------------   ----------   ------------
ADDITIONS:
  Contributions:
    Fort Howard Corporation           $ 11,612,450   $   887,550  $ 12,500,000
    Participants                        11,468,783       992,374    12,461,157
                                      ------------   -----------  ------------
                                        23,081,233     1,879,924    24,961,157
  Net income from investments:
    Interest and dividend income            18,202           858        19,060
    Net income allocation from
      Master Trust                      53,754,715       639,672    54,394,387
                                      ------------   -----------  ------------
                                        53,772,917       640,530    54,413,447

     Total additions                    76,854,150     2,520,454    79,374,604

DEDUCTIONS:
  Distributions to participants          9,292,344     2,205,479    11,497,823
  Administrative expenses                  603,956        11,369       615,325
  Transfers between BIF and STIF        (2,643,207)    2,643,207            --
                                      ------------   -----------  ------------
                                         7,253,093     4,860,055    12,113,148

      Net additions                     69,601,057    (2,339,601)   67,261,456

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                    424,972,331    22,533,640   447,505,971
                                      ------------   -----------  ------------
  End of year                         $494,573,388   $20,194,039  $514,767,427
                                      ============   ===========  ============



  The accompanying notes are an integral part of these financial statements.

                            FORT HOWARD CORPORATION
                            -----------------------

                        PROFIT SHARING RETIREMENT PLAN
                        ------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1994 AND 1993
                          --------------------------



(1)   Description of the Plan
      -----------------------
   The Fort Howard Corporation Profit Sharing Retirement Plan (the "Plan") was adopted in 1951. All domestic employees of Fort Howard Corporation (the "Company"), except for the employees of HAC Holding Corp. and its subsidiaries, Ecosource Corp. and West Mason, Inc., are eligible to participate in the Plan after one year of service as defined in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). A summary plan description is available from the Company.

   Effective January 1, 1984, the Plan was amended and restated to be a profit sharing plan of the type prescribed in Internal Revenue Code Section 401(k) created by the Revenue Act of 1978. The Plan is funded by employee contributions of deferred wages and employer contributions. Employee contributions are voluntary, but may not exceed 8% of annual base pay as defined in the Plan. The annual contribution by the employer is 10% of the Company's adjusted pretax profits as defined in the Plan; however, the Company contribution may not be more than 10% of the total participants' earnings excluding goodwill and discretionary bonuses and any other special or unusual compensation paid to employees for that year, nor may contributions be made if the Company's net earnings are reduced below an amount equal to 6% of the Company's net worth at the beginning of each year. Not withstanding the amount of contribution, if any, determined by the foregoing provisions, the Plan allows the Company's Board of Directors to make a discretionary contribution. The Company made discretionary contributions of $12,500,000 in 1994 and 1993.

   Company contributions and forfeitures by participants are allocated to participants' accounts pro rata based on the following percentages of the total contributions and forfeitures as defined more fully in the Plan:

   - 50% based upon the participant's deferred wage contributions made to the Plan during the year.

   -  25% based upon the participant's annual base pay paid during the year.

   -  25% based upon the number of years of service of the participant.

   The amounts of forfeitures that were reallocated to participants who were active as of December 31, 1994 and 1993, were $162,646 and $179,103, respectively.


                                       8
   Income from investments and trust administration expenses are allocated to each participant's account according to pro rata shares of total participants' equity.

   Vesting of Company contributions and earnings thereon is at the rate of 20% per year, after two years of service. Upon retirement or death, the entire amount of a participant's account becomes nonforfeitable. Employee contributions and earnings thereon are fully vested.

   During a participant's active employment, withdrawals may be made of employee contributions which were made prior to January 1, 1984, for the following reasons: down payment on a home, mortgage reduction, higher education for dependents, extraordinary medical expenses or other emergency or serious unanticipated financial need. A participant's deferred wage contributions made after January 1, 1984, may be withdrawn for an immediate financial need created by a hardship if money is not reasonably available from other resources of the employee.

   Distribution of a participant's account can be made either in a lump sum or in a series of installments, annually or more frequently, over a period not to exceed a participant's and spouse's life expectancy. Determination of the method and frequency of distribution is at the sole discretion of the Advisory Committee after consultation with the participant. Participants' equity includes $54,431,733 and $47,130,396 at December 31, 1994 and 1993,
   respectively, of distributions due to inactive participants.

   The Company has appointed Mellon Bank, N.A. as Trustee of the Plan. It is the Trustee's responsibility to accept and hold all contributions to the Plan, invest all Plan assets as instructed by the Company and provide accounting for all assets, principal and income.

   The Trustee currently maintains two investment funds, the Balanced Investment Fund ("BIF") and the Short-Term Investment Fund ("STIF"). The objective of the BIF is to invest profit sharing assets in a diversified group of securities including stocks, bonds, short-term money market instruments and real estate. The objective of the STIF is preservation of principal value and; therefore, its investments are composed of high grade money market instruments having maturities of less than one year, the majority of which are due within 30 days. Employees may direct their account balances between these funds; however, employees under age 50 may not have more than 50% of their account balance invested in the STIF.

   The Company may amend or terminate the Plan at any time. In the event of termination of the Plan, each participant shall be fully vested in their participant accounts.

(2)   Income Tax Status
      -----------------

   The Company has received a determination letter from the Internal Revenue Service dated April 9, 1991, indicating that the plan, as amended through April 29, 1991, meets the requirements for exemption from Federal income taxes under the Internal Revenue Code. The Plan was subsequently amended during 1993. The Company does not believe this amendment will affect the tax exempt status of the Plan.




                                       9
(3)   Accounting Principles
      ---------------------

   Investments are valued at fair market value as determined by the Trustee. Market value is based upon the last sales price reported by the national securities exchange on which the issue is traded, or if no sale was reported, the latest bid price is used. Securities which are traded over-the-counter are valued at the bid price; short-term money market accounts and guaranteed insurance contracts are stated at the principal amounts; and the institutional real estate fund is stated at the value per unit used for the purposes of admission and withdrawal at the valuation date.

   The "Investment in temporary fund" on the Plan's Statement of Net Assets Available for Plan Benefits is a money market fund investment. The Plan invests excess cash in the money market fund until it is distributed or placed in the Fort Howard Combined Manager Master Trust (the "Master Trust").

   Investment manager fees and broker commissions are paid by the Master Trust and recorded as a reduction of the net income allocation from the Master Trust. Administrative expenses, including administrative service fees, trust fees, legal fees, accounting fees and other miscellaneous expenses, are paid by the Plan.

(4)   Master Trust Participation
      --------------------------

   The Harmon Assoc., Corp. Profit Sharing Plan assets are combined with the Fort Howard Corporation Profit Sharing Plan assets in the Fort Howard Combined Manager Master Trust. Harmon Assoc., Corp. is a wholly owned subsidiary of Fort Howard Corporation.

   The net assets held in the Master Trust for the Plan as of December 31, 1994 and 1993, at market value are:
                                                        1994
                                      ----------------------------------------
                                           BIF          STIF          Total
                                      ------------   ----------   ------------
Cash                                  $     31,035  $        --  $     31,035
Receivables                              6,540,406       34,772     6,575,178
Investments:
  U.S. government securities            80,384,367           --    80,384,367
  Corporate debt                        52,320,532           --    52,320,532
  Corporate stock                      268,175,926           --   268,175,926
  Value of interest in pooled funds     87,210,737   22,820,029   110,030,766
  Other investments                      3,756,682           --     3,756,682
                                      ------------  -----------  ------------
     Total investments                 491,848,244   22,820,029   514,668,273
                                      ------------  -----------  ------------
     Total assets                      498,419,685   22,854,801   521,274,486
Less Liabilities                        (2,048,411)        (727)   (2,049,138)
                                      ------------  -----------  ------------
     Net assets                        496,371,274   22,854,074   519,225,348
Less Assets held for Harmon Assoc., Corp.
  Profit Sharing Retirement Plan        (2,650,912)  (2,652,167)   (5,303,079)
                                      ------------  -----------  ------------
                                      $493,720,362  $20,201,907  $513,922,269
                                      ============  ===========  ============

                                       10
                                                        1993
                                      ----------------------------------------
                                           BIF          STIF          Total
                                      ------------   ----------   ------------
Cash                                  $     32,422  $        --  $     32,422
Receivables                              8,269,637        6,675     8,276,312
Investments:
  U.S. government securities            74,471,140           --    74,471,140
  Corporate debt                        51,226,096           --    51,226,096
  Corporate stock                      259,754,559           --   259,754,559
  Value of interest in pooled funds     86,182,860   21,646,443   107,829,303
  Other investments                     10,321,691           --    10,321,691
                                      ------------  -----------  ------------
     Total investments                 481,956,346   21,646,443   503,602,789
                                      ------------  -----------  ------------
     Total assets                      490,258,405   21,653,118   511,911,523
Less Liabilities                        (5,776,131)        (218)   (5,776,349)
                                      ------------  -----------  ------------
     Net assets                        484,482,274   21,652,900   506,135,174
Less Assets held for Harmon Assoc., Corp.
  Profit Sharing Retirement Plan        (2,456,317)  (2,430,765)   (4,887,082)
                                      ------------  -----------  ------------
                                      $482,025,957  $19,222,135  $501,248,092
                                      ============  ===========  ============

The following summarizes the value of interest in pooled funds, at market value, as of December 31, 1994 and 1993:

                                                        1994
                                      ----------------------------------------
                                           BIF          STIF          Total
                                      ------------   ----------  -------------
Employee Benefits Temporary
  Investment Fund                     $61,083,092   $22,820,029  $ 83,903,121
International Equity Fund              21,995,951            --    21,995,951
Real Estate Fund                        4,131,694            --     4,131,694
                                      -----------   -----------  ------------
    Total interest in pooled fund     $87,210,737   $22,820,029  $110,030,766
                                      ===========   ===========  ============

                                                        1993
                                      ----------------------------------------
                                           BIF          STIF          Total
                                      ------------   ----------  -------------
Employee Benefits Temporary
  Investment Fund                     $59,757,870   $21,646,443  $ 81,404,313
International Equity Fund              21,238,098            --    21,238,098
Real Estate Fund                        5,186,892            --     5,186,892
                                      -----------   -----------  ------------
    Total interest in pooled fund     $86,182,860   $21,646,443  $107,829,303
                                      ===========   ===========  ============








                                       11
The investment income, realized and unrealized gains or losses on investments and other expenses have been allocated by the Trustee to the plans based upon the percentage of Plan assets to total Master Trust assets. The following summarizes the net income earned by the Master Trust for the years ended December 31, 1994 and 1993:

                                                        1994
                                      ----------------------------------------
                                           BIF          STIF          Total
                                      ------------   ----------  -------------
Interest and dividend income          $19,723,307    $941,507     $20,664,814
Net realized and unrealized gain
  (loss)                              (15,728,257)         --     (15,728,257)
Fees and commissions                   (2,117,234)    (26,366)     (2,143,600)
                                      -----------    --------     -----------
    Net income                          1,877,816     915,141       2,792,957

Less-Net income allocated to:
  Harmon Assoc., Corp. Profit Sharing
    Retirement Plan                        (9,741)   (106,388)       (116,129)
                                      -----------    --------     -----------
                                      $ 1,868,075    $808,753     $ 2,676,828
                                      ===========    ========     ===========


                                                        1993
                                      ----------------------------------------
                                           BIF          STIF          Total
                                      ------------   ----------  -------------
Interest and dividend income          $17,696,256    $754,101     $18,450,357
Net realized and unrealized gain
  (loss)                               38,346,001          --      38,346,001
Fees and commissions                   (2,042,859)    (29,769)     (2,072,628)
                                      -----------    --------     -----------
    Net income                         53,999,398     724,332      54,723,730

Less-Net income allocated to:
  Harmon Assoc., Corp. Profit Sharing
    Retirement Plan                      (244,683)    (84,660)       (329,343)
                                      -----------    --------     -----------
                                      $53,754,715    $639,672     $54,394,387
                                      ===========    ========     ===========

The Master Trust's investment managers charge the Master Trust a commission for the services they provide.














                                       12
                  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Face Value or      Description of       Rate            Historic        Current  ERISA   Income
No. of Shares      Investment                             Cost           Value    Cost   Accrued
-------------      --------------       ----            --------        -------  -----   -------

                   Receivables
                   -----------
                    Income                               912.59          912.59    0.00  912.59
                                                         ------          ------    ----  ------
                   Receivables                           912.59          912.59    0.00  912.59

                   General Investments
                   -------------------
                    Interest-Bearing
                     Cash
        882.79        EB Temporary
        ------         Investment Fund   .057            882.79          882.79  882.79  912.59
                                                         ------          ------  ------  ------
        882.79      Interest-bearing
                     Cash                                882.79          882.79  882.79  912.59

                    Int in Certain
                     Investment
                     Arrangements
                    Value of Interest
                     in Master Trusts
                      Fort Howard Fund A
243,409,255.347        Master Trust              481,856,516.89  494,708,141.58    0.00    0.00
                      Fort Howard Fund B
 12,203,671.235        Master Trust               19,753,400.52   19,753,400.85    0.00    0.00
 --------------                                   -------------   -------------  ------  ------
                    Value of Interest
255,612,926.582      in Master Trusts            501,609,917.41  514,461,542.43    0.00    0.00
---------------                                  --------------  --------------    ----    ----
                    Int in Certain
                     Investment
255,612,926.582      Arrangements                501,609,917.41  514,461,542.43    0.00    0.00
---------------                                  --------------  --------------  ------  ------
255,613,809.372    General Investments           501,610,800.20  514,462,425.22  882.79  912.59

                   Payables
                   --------
                    Short Term Fund
                     Investment Fee                       19.19-          19.19-   0.00
                                                          -----           -----    ----
                   Payables                               19.19-          19.19-   0.00
---------------                                  --------------  --------------  ------
255,613,809.372    TOTAL FUND                    501,611,693.60  514,463,318.62  882.79


















                        SCHEDULE OF REPORTABLE TRANSACTIONS

 5%   Identity of      Price     Price            Cost of           Current          Date
Ind    Party          (Buys)    (Sales)            Asset             Value
       Involved

---   -----------     ------    -------           -------           -------          ----

    EB Temporary Investment Fund
    ----------------------------
    Mellon Bank N A    1.00                              .22               .22      01/05/94
    Mellon Bank N A    1.00                              .73               .73      01/12/94
*   Mellon Bank N A    1.00                     1,148,711.56      1,148,711.56      01/20/94
*   Mellon Bank N A    1.00                         2,830.58          2,830.58      01/21/94
*   Mellon Bank N A    1.00                           357.98            357.98      01/26/94
*   Mellon Bank N A              1.00           1,149,804.76      1,149,804.76      01/31/94
*   Mellon Bank N A    1.00                           754.37            754.37      02/02/94
*   Mellon Bank N A    1.00                           195.88            195.88      02/03/94
    Mellon Bank N A    1.00                              .79               .79      02/10/94
*   Mellon Bank N A    1.00                     1,050,539.15      1,050,539.15      02/11/94
    Mellon Bank N A              1.00                    .10               .10      02/14/94
*   Mellon Bank N A    1.00                           354.92            354.92      02/17/94
*   Mellon Bank N A    1.00                           632.76            632.76      02/24/94
*   Mellon Bank N A    1.00                           738.97            738.97      03/03/94
*   Mellon Bank N A              1.00           1,051,863.19      1,051,863.19      03/07/94
*   Mellon Bank N A    1.00                           356.06            356.06      03/08/94
*   Mellon Bank N A    1.00                           553.19            553.19      03/10/94
*   Mellon Bank N A              1.00                 154.57            154.57      03/11/94
*   Mellon Bank N A    1.00                       991,479.40        991,479.40      03/14/94
*   Mellon Bank N A              1.00              12,318.21         12,318.21      03/15/94
*   Mellon Bank N A    1.00                            81.06             81.06      03/17/94
*   Mellon Bank N A    1.00                           619.08            619.08      03/24/94
*   Mellon Bank N A              1.00             982,908.20        982,908.20      03/31/94
*   Mellon Bank N A    1.00                           180.24            180.24      04/05/94
    Mellon Bank N A    1.00                             1.50              1.50      04/12/94
*   Mellon Bank N A    1.00                     1,334,565.67      1,334,565.67      04/18/94
    Mellon Bank N A    1.00                             1.77              1.77      04/19/94
*   Mellon Bank N A    1.00                           391.49            391.49      04/26/94
*   Mellon Bank N A              1.00           1,336,997.32      1,336,997.32      04/30/94
*   Mellon Bank N A    1.00                         1,017.48          1,017.48      05/03/94
    Mellon Bank N A    1.00                              .09               .09      05/04/94
    Mellon Bank N A    1.00                            14.96             14.96      05/10/94
    Mellon Bank N A    1.00                              .49               .49      05/11/94
*   Mellon Bank N A    1.00                       990,125.37        990,125.37      05/12/94
*   Mellon Bank N A              1.00               2,079.73          2,079.73      05/13/94
*   Mellon Bank N A    1.00                           410.58            410.58      05/18/94
*   Mellon Bank N A    1.00                           895.75            895.75      05/25/94
*   Mellon Bank N A              1.00             988,625.35        988,625.35      06/02/94
*   Mellon Bank N A    1.00                           331.69            331.69      06/03/94
*   Mellon Bank N A    1.00                     1,011,544.75      1,011,544.75      06/09/94
*   Mellon Bank N A    1.00                           623.91            623.91      06/10/94
*   Mellon Bank N A    1.00                           663.40            663.40      06/16/94
*   Mellon Bank N A    1.00                         2,079.73          2,079.73      06/23/94
*   Mellon Bank N A    1.00                           783.67            783.67      06/24/94
*   Mellon Bank N A    1.00                           778.99            778.99      07/05/94
*   Mellon Bank N A    1.00                           227.21            227.21      07/06/94
*   Mellon Bank N A    1.00                           792.02            792.02      07/12/94
*   Mellon Bank N A    1.00                       996,597.13        996,597.13      07/18/84
*   Mellon Bank N A    1.00                         2,645.70          2,645.70      07/19/94
*   Mellon Bank N A              1.00               2,079.73          2,079.73      07/25/94

* - Single 5% transaction








                                       14
                        SCHEDULE OF REPORTABLE TRANSACTIONS (Continued)

 5%   Identity of      Price     Price                Cost of         Current         Date
Ind    Party          (Buys)    (Sales)                Asset           Value
       Involved

---   -----------     ------    -------               -------         -------         ----

    EB Temporary Investment Fund
    ----------------------------
*   Mellon Bank N A    1.00                         1,278.17          1,278.17      07/26/94
*   Mellon Bank N A    1.00                         1,664.02          1,664.02      08/02/94
*   Mellon Bank N A              1.00           1,760,882.71      1,760,882.71      08/03/94
*   Mellon Bank N A              1.00             253,307.38        253,307.38      08/10/94
*   Mellon Bank N A    1.00                            65.10             65.10      08/17/94
*   Mellon Bank N A    1.00                     1,124,301.21      1,124,301.21      08/18/94
*   Mellon Bank N A    1.00                           557.74            557.74      08/24/94
*   Mellon Bank N A    1.00                           980.89            980.89      08/31/94
*   Mellon Bank N A              1.00           1,129,136.99      1,129,136.99      09/06/94
    Mellon Bank N A    1.00                            18.87             18.87      09/07/94
    Mellon Bank N A              1.00                  18.87             18.87      09/08/94
*   Mellon Bank N A    1.00                           708.36            708.36      09/12/94
*   Mellon Bank N A    1.00                       951,021.47        951,021.47      09/19/94
*   Mellon Bank N A    1.00                           362.43            362.43      09/26/94
*   Mellon Bank N A              1.00             952,845.21        952,845.21      10/04/94
*   Mellon Bank N A    1.00                           245.40            245.40      10/05/94
*   Mellon Bank N A    1.00                     1,369,398.88      1,369,398.88      10/14/94
*   Mellon Bank N A    1.00                           179.43            179.43      10/19/94
*   Mellon Bank N A    1.00                         1,251.97          1,251.97      10/26/94
*   Mellon Bank N A              1.00           1,371,183.73      1,371,183.73      10/28/94
*   Mellon Bank N A    1.00                         1,088.34          1,088.34      11/02/94
    Mellon Bank N A    1.00                              .72               .72      11/03/94
    Mellon Bank N A    1.00                             2.56              2.56      11/10/94
*   Mellon Bank N A    1.00                       980,012.60        980,012.60      11/15/94
    Mellon Bank N A    1.00                             2.71              2.71      11/17/94
*   Mellon Bank N A    1.00                           968.05            968.05      11/25/94
*   Mellon Bank N A              1.00             982,903.58        982,903.58      12/01/94
*   Mellon Bank N A    1.00                           990.79            990.79      12/02/94
*   Mellon Bank N A    1.00                           289.26            289.26      12/05/94
*   Mellon Bank N A    1.00                           225.00            225.00      12/09/94
    Mellon Bank N A    1.00                             2.01              2.01      12/12/94
*   Mellon Bank N A              1.00                 225.00            225.00      12/13/94
*   Mellon Bank N A    1.00                       969,886.82        969,886.82      12/16/94
    Mellon Bank N A    1.00                             2.48              2.48      12/19/94
*   Mellon Bank N A    1.00                           878.31            878.31      12/27/94
*   Mellon Bank N A              1.00             972,140.19        972,140.19      12/28/94

             Total of 19 Sales                 12,949,474.82     12,949,474.82
             Total of 67 Purchases             12,949,263.88     12,949,263.88
                                               -------------     -------------
                         Summary Total         25,898,738.70     25,898,738.70

* - Single 5% transaction
















                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    FORT HOWARD CORPORATION PROFIT
                                    SHARING RETIREMENT PLAN


Date: December 29, 1995             By:  /s/ James W. Nellen II
      -----------------                  ----------------------------
                                         Name:  James W. Nellen II
                                         Title: Investment Advisory
                                                Board Member










































                                       16